Health Assurance Acquisition Corp.

20 University Road

Cambridge, Massachusetts 02138

November 9, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Health Assurance Acquisition Corp.

Form S-1 filed October 26, 2020

CIK No. 0001824013

Ladies and Gentlemen:

This letter is in response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced filing of Healthcare Assurance Acquisition Corp. (the “Company”) set forth in your letter, dated November 4, 2020.

In order to facilitate your review of our response, we have restated the Staff’s comment in this letter. For your convenience, we have also set forth our response to the Staff’s comment immediately below the corresponding comment.

Form S-1 filed October 26, 2020

About the SAIL (Stakeholder Aligned Initial Listing), page i

1.	Staff’s comment: We note your example on page iii of a 20% Total Return results in founders shares converting into 1,666,667 Class A shares. Please revise this disclosure to clarify, if true, that this example assumes a Closing Share Count of the 50,000,000 shares from the initial public offering and no PIPE Securities. Further, please tell us what consideration you gave to providing an additional example that is consistent with the assumption that the Closing Share Count is 100,000,000, as you have assumed in your example on page 124, or a cross reference to the more detailed sample calculations in “Description of Securities – Alignment Shares.”

Response: The Company has revised the disclosures on pages ii, iii and 124 to clarify the illustrative Closing Share Count of 50,000,000 and 100,000,000, respectively, and included a cross reference on page iii to the more detailed sample calculations in “Description of Securities - Alignment Shares.”

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions regarding this matter, please do not hesitate to contact Christian O. Nagler at Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Hemant Taneja
Name: Hemant Taneja
Title: Chief Executive Officer

cc:	Christian O. Nagler
Aslam A. Rawoof
Kirkland & Ellis LLP